American Apparel, Inc. 747 Warehouse Street Los Angeles, CA 90021 Tel: (213) 488-0226 www.americanapparel.net

December 18, 2013

VIA EDGAR

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Acceleration Request American Apparel, Inc. Registration Statement on Form S-4 File No. 333-190767

Dear Mr. Reynolds:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, American Apparel, Inc. (the “Issuer”) hereby requests that the effectiveness of the Registration Statement on Form S-4 (Registration No. 333-190767) (the “Registration Statement”) be accelerated so that it will become effective no later than 9:00 a.m. Washington, D.C. time on Friday, December 20, 2013, or as soon thereafter as practicable.

The Issuer confirms that:

(i)
should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)
the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)
the Issuer may not assert staff comments and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 and that such effectiveness also be confirmed in writing.

Mr. John Reynolds
U.S. Securities and Exchange Commission

Please contact the undersigned at (213) 488-0226 if there are any questions regarding this matter.

Very truly yours,

AMERICAN APPAREL, INC.

By:	/s/ John Luttrell
Name:	John Luttrell
Title:	Chief Financial Officer